Exhibit 99.1

For Immediate Release

NORSAT AWARDED APPROXIMATELY $1M CONTRACT TO SUPPLY PORTABLE
SATELLITE TERMINALS TO DEFENSE MEDIA ACTIVITY (DMA)

Vancouver, British Columbia – April 15, 2015 -- Norsat International Inc. (“Norsat”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced that the Company has received an order from the Defense Media Activity (DMA) to purchase Norsat’s GLOBETrekkerTM 2.0 portable satellite terminals, along with Norsat’s 50W ATOM series Block Upconverters (BUCs) to enable satellite uplink of live high definition or standard definition video from the field, as well as data transfer and email access.

The DMA is the U.S. Department of Defense's direct line of communication for news and information to its forces worldwide. The agency presents news, information and entertainment on a variety of media platforms, including radio, television, internet, print media and emerging media technologies. DMA informs millions of active, Guard and Reserve service members, civilian employees, contractors, military retirees and their families in the U.S. and abroad.

Norsat’s GLOBETrekker 2.0 is a lightweight, fully-motorized, portable 1 or 1.2 meter aperture, auto acquire VSAT terminal that was built to military rugged specifications and is MIL-STD-810G and Eutelsat certified. The GLOBETrekker 2.0 has an integrated Norsat LNB, Norsat 50W ATOM BUC, a modem specified by the customer, an MPEG2/4SD/HD Encoder and a DVBS/S-2 modulator to provide superior portability. The GLOBETrekker 2.0 packs into three airline checkable cases and assembles in minutes without any tools. GLOBETrekker 2.0’s two button interface makes satellite acquisition as easy as a push of a button. The terminal's electronics are raised off the ground so it can be operated in very muddy or wet conditions while digital leveling allows it to operate on uneven or inclined ground.

Norsat’s flagship software, LinkControl 7, is also integrated into the GLOBETrekker 2.0 terminal. With features including unlimited pre-configured profiles, component auto-detection, built in troubleshooting, closed loop power control, USB software recovery, and manual override mode, novice users can easily build and operate the equipment while advanced users can access powerful tools such as an integrated spectrum analyzer and modem control for advanced operation.

Dr. Amiee Chan, chief executive officer of Norsat, commented, “Norsat is pleased that the DMA selected our GLOBETrekker, one of Norsat’s flagship products, in order to enable communications with U.S. military forces stationed worldwide. Our focus on delivering custom products quickly was key to winning this order and we are proud to have met the stringent design and performance criteria of DMA.”

The GLOBETrekker terminals are expected to ship in Q3 of 2015 with global training and support services following the terminal deliveries.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz

Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)
norsat@lythampartners.com